

06012261


LIBERTY

INTERNATIONAL

April 3, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Annual General Meeting Statement and Trading Update", "Results of Proxy Voting at the Annual General Meeting", "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons" and "Exchange Rate for Dividend".
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

4/6

31 March 2006

LIBERTY INTERNATIONAL PLC

ANNUAL GENERAL MEETING STATEMENT AND TRADING UPDATE

The following is the text of the statement and trading update at today's Annual General Meeting.

Enquiries:

Liberty International PLC:

Sir Robert Finch	Chairman	+44 (0)20 7960 1273
David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210
Public relations:		
UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

"UK REAL ESTATE INVESTMENT TRUSTS ('UK REITS')

On 22 March, the Government announced that they would bring forward in the 2006 Finance Bill legislation to establish tax-transparent UK property investment companies, known as UK-REITS, with companies being able to elect to join on or after 1 January 2007. Liberty International welcomes these firm proposals, which follow extensive consultation, and believes that they will prove very positive for the UK property sector. We comment below on certain key elements of the proposed legislation.

First, a 2 per cent conversion charge will be levied on the market value of investment properties of companies joining the new regime. In the case of Liberty International, this charge, based on 31 December 2005 market values of around £7 billion, would amount to around £140 million (or 40p per Liberty International share). In comparison, Liberty International's contingent liability for tax on these assets on a disposal basis amounted to £642 million as at 31 December 2005 (or 182p per Liberty International share).

Second, the original proposals put forward in 2005 contained the condition that no shareholder should own 10 per cent or more of the company's ordinary share capital. The Budget has amended these proposals in a manner that would not prevent a UK-REIT having a shareholder beneficially entitled to 10 per cent or more of the share capital. Further, the Government has now indicated that, if certain steps are followed, no adverse tax consequences will result. At present, no individual shareholding in Liberty International exceeds 10 per cent.

Third, the interest cover test will be set at a minimum of 1.25 times. Liberty International comfortably exceeds this level.

REIT investors in other major jurisdictions have generally shown a strong preference for specialist companies rather than generalists and regional shopping centres have been one of the most favoured asset classes. Liberty International has a strong and consistent financial record. We are confident that the company would be an attractive REIT in the light of our size and specialisation, with 86 per cent of our total assets at 31 December 2005 in prime regional shopping centres and retail property overall amounting to 93 per cent.

We shall be working with our advisers to review the detailed provisions of the Finance Bill, which is expected to be published shortly, and the associated regulations with a view to making a recommendation to shareholders in due course on whether or not it would be in the best interests of the company to join the new regime.

TRADING UPDATE

Liberty International's preliminary results were released on 15 February 2006, some six weeks ago.

The UK investment property market has continued to be strong in 2006. For example, the IPD UK monthly index to the end of February 2006 indicated a total return on UK property for the first two months of 2006 of 2.4 per cent, 0.9 per cent by way of income and 1.5 per cent by way of capital growth. The all-property equivalent yield according to IPD continued to decline, from 6.02 per cent at 31 December 2005 to 5.93 per cent at the end of February 2006.

Through our non-shopping centre business in the UK, Capital & Counties, we have disposed of three office buildings outside London – Capital Point, Slough; One Portway, Port Solent and Turnford Place, Cheshunt – for an aggregate sum of £47 million, some £2.5 million above 31 December 2005 book values. These disposals are in line with the group's clearly outlined strategy for Capital & Counties in the UK to focus on Central London and non-shopping centre retail.

On the financing front, we reported in February that we had increased committed bank facilities since the end of 2005 by £90 million, to £495 million in aggregate. We are also in advanced discussions to increase committed facilities by a further £340 million of ten year bank loans; while in the US, we have obtained a $67million 10 year committed mortgage at 5.5 per cent, secured against the joint venture Trio apartment development in Pasadena, California. These facilities will provide a substantial part of the finance required for our £1.2 billion development programme.

We continue to make good progress with the UK shopping centre development programme conducted through our wholly owned subsidiary, Capital Shopping Centres, the leading company in the UK regional shopping centre industry.

The 460,000 sq ft Xscape leisure scheme at Braehead, Renfrew, Glasgow, a joint venture with Capital & Regional plc, is scheduled to be launched next week on 6th April with 93 per cent of anticipated total rental income either exchanged or in solicitors' hands.

The Northern extension of Manchester Arndale, increasing the overall size of the centre to 1.4 million sq ft, the UK's largest city centre shopping centre, continues to be on programme for phased openings during 2006, with over 70 per cent of the anticipated rental income of £18 million either exchanged or in solicitors' hands.

File No. 82-34722

Tenant interest is also strong for the St David's 2, Cardiff, project. Momentum is gathering on this substantial 967,000 sq ft development with the compulsory purchase order process to complete site assembly now underway, tendering for the construction contract well advanced and other conditions being satisfied to enable construction to commence around the end of this year.

In the case of the Westgate Centre, Oxford, we remain on programme to submit the detailed planning application in Spring this year; unsatisfied retailer requirements for space in Oxford continue to be sizeable.

In respect of completed UK regional shopping centres, occupancy remains at the high level of 98 per cent, while positive progress is being made with the rent review programme which this year particularly involves The Chimes, Uxbridge, the first round of rent reviews since opening in March 2001, and the two major out-of-town regional centres, Lakeside, Thurrock, and MetroCentre, Gateshead.

As commented in the Preliminary Results, against a challenging retail environment, our prime regional shopping centres continue to perform robustly.

Sir Robert Finch
Chairman"

File No. 82-34722

LIBERTY INTERNATIONAL PLC
31 MARCH 2006

RESULTS OF PROXY VOTING AT THE ANNUAL GENERAL MEETING

At the Annual General Meeting held on 31 March 2006, all proposed resolutions were passed by vote on a show of hands. For information, the following proxy votes were received prior to the meeting:

	Resolution	Votes For	Percentage of votes cast	Votes Against	Votes Withheld
1.	Receive Report & Accounts	207,412,171	99.85	316,731	1,099,229
2.	Declare a dividend	208,351,793	100	730	475,608
3.	Re-elect Mr David Fischel	198,283,778	95.24	9,916,347	628,006
4.	Re-elect Mr John Saggers	197,175,193	94.70	11,024,913	628,025
5.	Re-elect Mr Robin Buchanan	200,948,111	96.52	7,246,512	633,508
6.	Re-elect Mr Graeme Gordon	198,206,933	95.15	10,112,187	509,011
7.	Re-elect Mr Michael Rapp	199,948,931	95.99	8,363,515	515,685
8.	Re-appoint Auditors & determine their remuneration	207,983,198	99.83	358,367	486,566
9.	Approve the Directors' Remuneration Report	199,435,949	96.26	7,492,256	1,899,926
10.	Authority to make market purchases	206,866,611	99.79	1,481,277	480,243
11.	Amend the Memorandum & Articles of Association (Directors' Indemnity)	207,165,339	99.99	23,364	1,639,428
12.	Amend the Articles of Association (Directors' Fees)	200,345,092	96.64	6,955,877	1,527,162

Notes

1. Any proxy appointments which gave discretion to the Chairman have been included in the 'for' total.

Press enquiries: Susan Folger Company Secretary Telephone 0207 887 7000

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* LIBERTY INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (iii)
3.	Name *of person discharging managerial responsibilities I director* SIR ROBERT FINCH	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] BENEFICIAL INTEREST OF SIR ROBERT FINCH	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 50P
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them SIR ROBERT FINCH	8.	State the nature of the transaction PURCHASE OF SHARES
9.	Number *of shares,* debentures or financial instruments relating to *shares* acquired 1,000	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.0003%
11.	Number *of shares,* debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 1185p	14.	Date and place of transaction 3 APRIL 2006
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 8,712 (0.003%)	16.	Date issuer informed of transaction 3 APRIL 2006
17.	Any additional information This purchase forms part of Sir Robert's contractual arrangements whereby he is entitled to receive, each quarter, such additional remuneration that will purchase 1,000 Liberty International ordinary shares.	18.	Name of contact and telephone number for queries RUTH PAVEY 020 7960 1236

File No. 82-34722

Name and signature of duly authorised officer of *issuer* responsible for making notification RUTH PAVEY
Date of notification 03 APRIL 2006

File No. 82-34722

EXCHANGE RATE FOR 2005 FINAL DIVIDEND PAYABLE TO SHAREHOLDERS ON THE SOUTH AFRICAN REGISTER

Liberty International PLC confirms that the South African Rand exchange rate for the 2005 final dividend of 15.25 pence per ordinary share to be paid on 9 May 2006, to shareholders registered on 21 April 2006, will be 10.605 ZAR to 1 GBP.

On this basis, shareholders who hold their shares via the South African register will receive a dividend of 161.72625 ZA cents per ordinary share.

3 April 2006